EXHIBIT 99.1

Immediate Release: NR 11–15

EXTORRE ANNOUNCES UPDATE TO CERRO MORO PRELIMINARY ECONOMIC ASSESSMENT
 8 YEAR MINE LIFE
 +200,000 OZ/YR GOLD EQUIVALENT FOR FIRST 3 YEARS

Vancouver, B.C., August 4, 2011– Extorre Gold Mines Limited (TSX:XG, Frankfurt: E1R, OTC: EXGMF– “Extorre” or the “Company”) is pleased to announce significant benefits for an expanded Cerro Moro project, as reported in a new Preliminary Economic Assessment (“PEA-2”, or the “Study”).

The new Study does not include mining of the recently discovered high grade Zoe vein or potential new resources from the Martina, Carla and Esperanza veins. An updated resource estimate that will include these veins is scheduled for release in Q4-2011.

PEA-2 contemplates an increased mining and ore processing rate of 1,000t ore/day (“tpd”), up from 750tpd in the previous PEA, increased metal price assumptions (US$ 1,320/ounce gold and US$ 26/ounce silver) and the mining of all ore zones using a combination of open pit and underground methods. The Study is based on a NI 43-101 compliant mineral resource estimate completed in April, 2011 which included drilling completed on the Escondida, Loma Escondida, and Gabriela zones up until January, 2011.

Mining, processing and capital cost estimations used in PEA-2 have been completed to prefeasibility level or higher. PEA-2 is framed as a PEA to allow the inclusion of new inferred resources in a future study, PEA-3.  PEA-2 was prepared by GR Engineering Services of Perth, Australia with input from leading industry consultants.

Highlights of PEA-2 include:

●	Total precious metal production of 494,700 ounces of gold and 26,600,000 ounces of silver over 8.25 years, based on mining and milling 1000t ore/day
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For the first 3 years, gold production averages 111,200 ounces/year plus silver production of 4.7 million ounces/year, for an average gold equivalent production of 206,300 ounces* per year.  Average cash costs are $US 236 per ounce on a gold equivalent* basis.

●	Initial capital (Direct costs): US$ 149.8 million + $US 25.7 million refundable VAT.
●	Indirect capital costs (EPCM contract, Owners costs): US$ 32.8 million
●	Pre-tax undiscounted cash flow: $US 581 million
●	Payback Period at a 0% discount rate: 12 months

PEA-2 is based on the following resources (see attached resource statement1):

●	An Indicated Resource of 0.66 Mt (million metric tonnes) at 19g/t gold (grams per metric tonne) and 835g/t silver from the high grade Escondida and Loma Escondida vein zones, plus
●
Lower grade Indicated Resources from the Gabriela vein (0.53 Mt at 2 g/t gold and 371 g/t silver) and Inferred Resources of 1.86 Mt at 3.0 g/t gold and 182 g/t silver from the Escondida, Loma Escondida, Gabriela, Esperanza, and Deborah veins.

It should be noted that this assessment is by definition preliminary in nature as it includes some mineral resources that are too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as reserves at this time. As such there is no certainty that the preliminary assessment and project economics will be realized. A NI 43-101 Technical Report for the Cerro Moro PEA will be filed on SEDAR (www.sedar.com) and will be posted on the Company’s website at www.extorre.com

*Gold equivalent ounces are calculated by dividing the silver ounces by 50 and adding it to the gold value. **Silver equivalent ounces are calculated by multiplying the gold ounces by 50 and adding it to the silver value.

PEA Parameters
Parameters utilized in the 1,000tpd Cerro Moro PEA are indicated in the table below:

Summary of Project Parameters
Tonnes Ore Produced - Underground	1,041,000t
Tonnes Ore Produced - Open Pits	1,686,000t
Tonnes Waste Moved - Open Pits	45,356,000t
Ore Processing Rate	336,000t p.a.
Mine Life	8.25 years
Gold Recoveries	95%
Silver Recoveries	87.4%
Total Gold Ounces Recovered	494,700 oz
Total Silver Ounces Recovered	26,600,000 oz
Total Gold Equiv* Ounces Recovered	1,025,000 oz
Total Silver Equiv** Ounces Recovered	51,400,000 oz
Initial Project CAPEX (Direct costs)	US$ 149.8M + US$25.7M VAT (recoverable)
Initial CAPEX (Indirect Costs)	US$ 33.6M (EPCM contract, owners costs, commissioning)
Sustaining Capital Life of Mine	US$ 52.7M (includes UG development, equipment replacement, mine closure)
Mining Costs – Open Pit	US$ 2.15/t (average of ore and waste)
Mining Costs – Underground	US$ 45.91/t
Milling and Processing	US$ 67/t
G+A	US$ 7M/year
Cut-off Grades (Gold Equivalent*)	Open Pit 2 g/t, Underground 3.3 g/t
Refining + Transport + Insurance	US$ 10/oz gold, US$ 0.50/oz silver
Royalties / NSR’s	5% Export Tax and new 1% Provincial Royalty on doré sales, 3% “Boca Mina”, 2% NSR (Cerro Vanguardia SA)

For more detailed information on mine design, financial modelling, resources and mine production scheduling used for this PEA, please follow this link to the attached PDF.

Points of Comparison between this Study and the October 2010 PEA

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The capital costs are higher to reflect the increased mill throughput, the extra cost of a conventional tailings facility (versus combined dry tailings/waste rock handling), a larger mining fleet, local and industry cost escalations, and EPCM / Owners Costs that were not included in the earlier study, plus

●
Higher operating costs to reflect particularly conservative labour rates, higher total mining costs to allow for open pit mining of the Escondida Far West area, and higher unit costs in the process plant due to very high silver grades.

Environmental Impact Assessment
The approved Environmental Impact Assessment (“EIA”) for the development of Cerro Moro contemplated mining 750t ore/day. An addendum to that EIA will be prepared following a PEA-3 study. The new study will include increased resources that include the development of the Zoe, Martina, Carla and Esperanza-Nini veins. The Santa Cruz Mines Ministry has indicated that the approval time for an addendum to an existing EIA is considerably shorter than that for a new EIA submission.

Current Engineering Activities
In addition to drilling, the Company will perform additional mining, geotechnical and metallurgical work on the new veins. Permitting for the many operational components of the project will also continue over the coming months. The Company expects that the next PEA will be able to consider a minimum 50% increase in both the mining and processing rates over those in this Study.

Qualified Persons Statement
Mr. Bill Gosling, Senior Process Engineer of GR Engineering Services, Perth, Australia, and Mr. Eduardo Rosselot, Principal Mining Engineer of NCL Ltda., Santiago, Chile, are qualified persons as defined in NI 43-101 and have read and approved all technical portions of this release except for the mineral resource statement.

Mr David (Ted) Coupland, Director - Geological Consulting and Principal Geostatistician of Cube Consulting Pty Ltd, is a qualified person as defined in NI 43-101 and is responsible for preparing the April 2011 NI 43-101 compliant mineral resource statement.

Mr. Eric Roth, President and CEO of Extorre Gold Mines Ltd, is a qualified person as defined in NI 43-101 and is responsible for preparing the information contained in this news release.

About Extorre

Extorre is a Canadian public company listed on the Toronto and NYSE Amex Exchanges (symbol XG). Extorre’s assets comprise approximately $44 million in cash, the Cerro Morro, Puntudo and Don Sixto projects, and other mineral exploration properties in Argentina.

An updated NI 43-101 compliant mineral resource estimate for the Cerro Moro project was completed in April 2011 and includes: Indicated Category 443,000 oz. gold + 24.2 million oz. silver (927,000 oz. gold equivalent*), plus Inferred Category: 178,000 oz. gold + 10.8 million oz. silver (396,000 oz. gold equivalent*)

The April 2011 Indicated Category resource includes 757,000 oz. gold equivalent* from the Escondida and Loma Escondida sectors at an average grade of 35 g/t gold equivalent*, a grade considered exceptional by industry standards. The silver contribution is high, accounting for approximately one-half of the total metal value. Additional Inferred Category resources of 396,000 ounces gold equivalent* are also reported from Cerro Moro.

Six drill rigs are currently dedicated to new resource drilling at the Cerro Moro project, with particular emphasis being placed on the evaluation of the recent high grade gold-silver discovery at Zoe. An updated mineral resource estimate for the Cerro Moro project is scheduled to be released in Q4-2011, and is expected to include maiden mineral resources for the Zoe, Carla, Martina, and Esperanza Northwest-Nini sectors. The drill testing of further new targets at both the Cerro Moro project and on select Santa Cruz Regional prospects is also expected to be undertaken during the second half of 2011.

You are invited to visit the Extorre web site at www.extorre.com.

EXTORRE GOLD MINES LIMITED Eric Roth President and CEO extorre@extorre.com	Suite 1660, 999 West Hastings St. Vancouver, BC Canada V6C 2W2
For further information, please contact: Rob Grey, VP Corporate Communications Tel: 604.681.9512 Fax: 604.688.9532 Toll-free: 1.888.688.9512

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of its drilling programs, various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, timing, establishment and extent of resources estimates, potential production from and viability of its properties, production costs and permitting submission and timing. These forward-looking statements are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold and silver, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties, including those relating to the Cerro Moro project and general risks associated with the mineral exploration and development industry described in our financial statements and MD&A for the fiscal period ended December 31, 2010 filed with the Canadian Securities Administrators and available at www.sedar.com. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term “resource” does not equate to the term “reserve”. The Securities Exchange Commission’s (the “SEC”) disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by SEC standards, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

NEITHER THE TSX NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

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